UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : December 18, 2009	By	/s/ Fumikazu Tatsumi
Fumikazu Tatsumi
Chief Manager
Corporate Administration Division

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Notice of Capital Increase by way of Third-Party Allotment

Tokyo, December 18, 2009—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the “Bank”) hereby announces that the Bank has resolved the issuance of new shares by way of a third-party allotment at a meeting of the Board of Directors held today as set forth below.

1.	Class and Number of Shares to be Issued

1,516,654,000 shares of common stock

2.	Amount to be Paid

Six hundred eighty (680) yen per share

3.	Aggregate Amount to be Paid

1,031,324,720,000 yen

4.	Application Date

December 27, 2009

5.	Payment Date

December 28, 2009

6.	Amount of Stated Capital and Additional Paid-in Capital to be Increased

515,662,360,000 yen (340 yen per share) for each.

7.	Allottee and Number of Shares

All shares shall be allotted to Mitsubishi UFJ Financial Group, Inc. (“MUFG”) by way of a third party allotment.

8.	Others

(1)	Shares that are not applied for by the Application Date shall not be issued.
(2)	Determination and execution of procedures for any other matters necessary for the issuance of new shares shall be conducted at the discretion of the managing director of Corporate Planning Division.
(3)	Issuance of new shares shall be subject to the effectiveness of the securities registration statement to be filed under the Financial Instruments and Exchange Law of Japan.
(4)	There is a possibility that the number of shares applied for will decrease, subject to the result of the increase in capital of MUFG conducted by way of a third-party allotment to Nomura Securities Co., Ltd., the payment date of which shall be December 25, 2009.

Note: This notice has been prepared solely for the purpose of announcing certain information regarding the issuance of new shares of the Bank’s common stock, and not for the purpose of soliciting any investment or engaging in any other similar activities within or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The shares of the Bank’s common stock referred to above have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

<For reference>

1	Purpose for Capital Reinforcement

The purpose for this capital reinforcement is, in anticipation of the new global regulatory and competitive landscape, to secure the Bank’s solid capital base by further enhancing its core capital with higher quality, in order to contribute to the real economy, both domestically and globally, as a provider of stable source of funds and financial intermediary functions.

2	Use of Proceeds

Proceeds are expected to be used as general working capital, including making loans or long-term investment such as investment securities and payment of expenses in business operations and others. The particular amounts to be allocated for such respective usages, however, shall be determined based on the status of the cash-flow, etc., of the Bank.

3	Expected Impact on Business Results

The Bank believes that this deal will increase the growth and profitability of the Bank.

Note: This notice has been prepared solely for the purpose of announcing certain information regarding the issuance of new shares of the Bank’s common stock, and not for the purpose of soliciting any investment or engaging in any other similar activities within or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The shares of the Bank’s common stock referred to above have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.